June 24, 2008

VIA EDGAR AND FACSIMILE

Ms. Kristin Lochhead
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:          eMagin Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed April 14, 2008
File No. 091-15751

Dear Ms. Lochhead:

Reference is made to eMagin Corporation’s (the “Company”) June 9, 2008 response (the “Response”) to the corresponding numbered comments in the May 15, 2008 letter from the Securities and Exchange Commission (the “Commission”).  Further to the Response, the Company affirms that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone the undersigned at (425) 749-3600.

Sincerely,

By:	/s/ Paul Campbell
Paul Campbell
Interim Chief Financial Officer

cc:           David B. Manno